

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 30, 2017

<u>Via E-mail</u>
Jeffrey Lown II
President, Chief Executive Officer, and Director
Cherry Hill Mortgage Investment Corporation
301 Harper Drive, Suite 110
Moorestown, New Jersey 08057

> **Re: Cherry Hill Mortgage Investment Corporation**
> **Registration Statement on Form S-3**
> **Filed November 22, 2017**
> **File No. 333-221725**

Dear Mr. Lown II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: David S. Freed, Esq. (*via e-mail*)